Exhibit 4.1

AMENDMENT NO. 2 (this “Amendment”), dated as of January 5, 2007, to the RIGHTS AGREEMENT, dated as of September 1, 1999 and amended as of October 10, 2003 (the “Rights Agreement”), between VALASSIS COMMUNICATIONS, INC., a Delaware corporation (the “Company”), and NATIONAL CITY CORPORATION, as Rights Agent (“National City”).

W I T N E S S E T H:

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may amend or supplement the terms of the Rights Agreement; and

WHEREAS, the Company desires to add Hotchkis and Wiley Capital Management, LLC as an “Investor,” as such term is defined in the Rights Agreement.

NOW, THEREFORE, pursuant to the terms of the Rights Agreement and in accordance with Section 27 thereof, the following actions are hereby taken:

1. Amendments to Rights Agreement. The Rights Agreement is hereby amended as follows:

The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is amended as follows:

Clause (b) within such definition shall be amended and restated in its entirety as follows:

“, (b) any such Person who has become and is the Beneficial Owner of 15% (or 20% in the case of each of the Investors (as defined below) individually) or more of the Common Stock at the time outstanding solely as a result of (i) a change in the aggregate number of shares of the Common Stock outstanding since the last date on which such Person acquired Beneficial Ownership of any shares of the Common Stock, (ii) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional shares of Common Stock if such acquisition was made in the good faith belief that such acquisition would not (A) cause such Beneficial Ownership by such Person, together with its Affiliates and Associates, to equal or exceed 15% (or 20% in the case of each of the Investors individually) of the shares of the Common Stock then outstanding and such good faith belief was based on the good faith reliance on information contained in publicly filed reports or documents of the Company that are inaccurate or out-of-date or (B) otherwise cause a Separation Date or the adjustment provided for in Section 11(a) to occur or (iii) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional shares of Common Stock if the Board of Directors of the Company determines that such acquisition was made in good faith without the knowledge by such Person or one or more of its Affiliates or Associates that such Person would thereby become an Acquiring Person, which determination of the Board of Directors of the Company shall be conclusive and binding on such Person, the Rights Agent, the holders of the Rights and all other Persons, or (c) subject to clauses (b)(ii) and (b)(iii) above, Ariel Capital Management, Inc. or Hotchkis and Wiley Management, LLC (each, an “Investor” and collectively, the “Investors”), provided that each Investor shall not be deemed an “Acquiring Person” only for so long as it and its respective Affiliates and Associates do not Beneficially Own 20% or more of the shares of Common Stock then outstanding. Notwithstanding clause (b)(ii) or (b)(iii) of the prior sentence, if any Person that is not an Acquiring Person due to such clause (b)(ii) or (b)(iii) does not reduce its percentage of Beneficial Ownership of the Common Stock to less than 15% (or 20% in the case of each of the Investors individually) by the Close of Business on the fifth Business Day after notice from the Company (the date on which such notice is first mailed or sent being the first day) that such Person’s Beneficial Ownership of the Common Stock is equal to or exceeds 15% (or 20% in the case of each of the Investors individually), such Person shall, at the end of such five Business Day period, become an Acquiring Person (and such clause (b)(ii) or (b)(iii) shall no longer apply to such Person).”

2. Full Force and Effect. Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof. The term “Agreement” in the Rights Agreement shall be deemed to refer to the Rights Agreement as previously amended and as further amended hereby. This Amendment shall be effective as of 12:01 a.m., New York City time, on the date hereof.

3. Counterparts. This Amendment may be executed in any number of counterparts and each of the counterparts shall for all purposes be deemed to be an original, and all counterparts shall together constitute one and the same instrument.

4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the date first written above.

VALASSIS COMMUNICATIONS, INC.

By:	/s/ Robert L. Recchia
Name:	Robert L. Recchia
Title:	Chief Financial Officer

NATIONAL CITY CORPORATION, as Rights Agent

By:	/s/ Sharon R. Boughter
Name:	Sharon R. Boughter
Title:	AVP, NCB